Exhibit 2

Hadera Paper Group Key Activities Overview

The Hadera Paper Group is pleased to present an overview of the Group’s key activities, how the Group companies are handling the changes in the business environment, and a look at the targets for 2010. Hadera Paper Group has placed a special emphasis for 2010 on continuing development and extending its international activity, expanding its product range, with a special emphasis on “green” technological products, and a continuation of operational streamlining.

The Overview is based on data gathered and conversations with various executive managers:

Mr. Avi Brener, CEO, Hadera Paper Group
Mr. Shaul Glicksberg, CFO
Mr. Gur Ben David, Director, Packaging Paper Division
Mr. Avner Solel, CEO, Mondi Hadera Paper
Mr. Amir Moshe, CEO, Graffiti
Mr. Doron Kempler, CEO, Carmel Container Systems

How does Hadera Paper plan to translate the increase in packaging paper prices in the world into an improvement in the operations of the Packaging Paper Division and development of export markets?

“The start up of Machine-8 at the beginning of 2010 is set against a background of several positive developments in the packaging paper market: in the global market prices are rising significantly in all markets – in Europe they are reporting price increases of EUR 50-100 per ton, which represents growth of 15%-25%. Among other things these rises are against a background of improved utilization of the plants (see graph below), and a recovery in international trading. This recovery is expected to impact on a reduction in imports, and together with a gradual recovery in the local market will generate a tail wind for improved trading and economic activity to enhance future achievements. In addition to these positive effects, using Machine-8 the Packaging Paper Division is expecting to supply, taking into account the learning curve in operating the machine, about 290,000 tons of paper in 2010, which will represent an increase of almost 80% as compared with current production capacity. This increase plus the tail wind from the business climate, development of new, pulp-replacement papers, and new export markets will all contribute to the potential for significant growth in 2010.

*2009 and 2010 data are forecasts
Source: RISI

“As we have said before, the Division has already been working for several months to develop distribution channels in international markets for the company’s products in the field of packaging paper. The Division is formulating an initial set of agreements with customers abroad and is striving to accelerate business development of international markets for its products. This activity will increase when Machine-8 comes into operation, and it is expected to more than double in 2010, with the export of packaging paper likely to reach around 100,000 tons per annum.

“The development process of packaging paper that is based 100% on recycled fibers to replace pulp will allow the Division to expand for the first time the sale of these products as replacements for pulp-based packaging paper, both in the local market and in the markets the Division is developing abroad for all its products. The new products are competitive in terms of use as compared with pulp-based products. Similarly, they are creating a potential for improved profitability in the light of the premium prices for these products as compared with the sales prices for basic types of paper”.

Will the expected rise in prices for packaging paper impact on the improved trend seen at the Carmel Container Systems Group during 2009?

“Despite the fact that packaging paper is the principal input for corrugated board manufacturers, Carmel Container Systems has kept ahead and prepared itself for changes in the commercial environment. Today it is a leader in technological, marketing and commercial initiatives that will let it continue the improved trend even in a changing environment. One of the important developments that is expected to make a major contribution to its activity is the sharp changeover to increased use of recycled paper in the production of corrugated board. This move will enable the company to offer a competitive solution to its customers as compared with pulp-based packaging solutions. In addition, the company’s customers, food and beverage companies for example, can in this way obtain green packaging, thereby allowing them to convey a message of contributing to the quality of the environment. As part of the changeover to increased use of recycled paper, Carmel Container Systems is expected to increase the percentage of recycled paper from about 45% today for corrugated board products, to 60% by the end of 2009, while the target for 2010 is to reach 70%-75%. With the expected, gradual Israeli recovery, the Group companies Tri-Wall and Frenkel CD will again increase exports and will make a positive contribution to Carmel’s consolidated results”.

The economic crisis has significantly reduced the market for office equipment. How is Graffiti coping with this market?

“The developments and results of the Graffiti management team in the recent period have been exceptionally good against the background of market trends. The market for office equipment for the business sector went down by about 15%-20%, while Graffiti is still continuing to enjoy double-digit growth. It is expanding its customer base, and is continuing to realize its economies of scale in customer service, purchasing power, and competitive prices in this market. The opening of Graffiti’s new logistics center in Modi’in is expected to lead to a quantum jump in the power of its competitive advantage in marketing office equipment to businesses, and we expect to see the fruits already in 2011".

In the fine paper market the recovery is not yet being felt, yet has Mondi Hadera Paper discovered a new and surprising export destination for 2010?

“The activity of Mondi Hadera Paper in the manufacture of printing and copying paper has been performing well, based on excellent efficiency, product quality and exceptional customer service. The company is expanding its export activity, which is expected to be based more on the American market and less on the markets of Europe and the Middle East, which will facilitate a better profit margin in the future export mix.

The entry of Mondi Hadera Paper into the American market is a deliberate, strategic move, and is being carried out in line with the company’s commercial targets. Mondi Hadera Paper is excellent proof of taking advantage of an opportunity in the commercial environment. The recent financial crisis revealed an American market where paper prices were relatively high. The company organized itself strategically to supply special size copying paper suited to the requirements of the American market and purchased special manufacturing equipment specifically for this market. Taking advantage of this, together with significantly lower sea freight charges created economic feasibility for exports to the USA. The enormous size of the American market, which is based 50% on imports, offers the company commercial opportunities. We are forecasting sales of approximately USD 20 million next year, with a high level of profitability as compared with other exports markets.

Mondi Hadera Paper Export Data (‘000 tons)
	Middle East	Europe	USA	Total

2008	25	10	0	35
2009*	20	5	10	35
2010*	15	5	20	40

* Forecast

“At Mondi we see a balanced business environment with positive potential. The forecast positive contribution from the development of export markets and improvements in handling the local market through a significant improvement in service and the availability of a wide range of products, based on preparing/organizing the new logistics center, are expected to moderate the price rise trend for pulp expected during 2010".

How is Hogla-Kimberly Handling the Economic Slowdown in Israel and Turkey?
In Israel Hogla-Kimberly continues to show good results, primarily because of its powerful brands and focused and consistent efforts to improve operational efficiency and significantly save on purchasing costs, which are intended to offset price erosion on the local market. During the recession year, the Company succeeded in increasing its profitability based on its portfolio of dominant brands. In addition, it conducted a creative marketing and sales activity adapted to the slowdown period and based on the Company’s strategy of managing several product lines and brands in each business area.

“The business activity in Turkey (KCTR) is growing at a double-digit annual rate. Its main goal for the short term has been and remains – reaching operational equilibrium by 2010. I am very encouraged by the continued improvement of the company’s performance. Its international brands are daily becoming stronger and stronger in the local market, demonstrating excellent performance in terms of operational efficiency at its state-of-the-art Istanbul plant, and steadily expanding its export activities while consistently reducing plant production costs.

The impact of Kimberly-Clark international brands in Turkey –Huggies in the disposable diapers sector and Kotex in the feminine hygiene sector – is becoming stronger by the quarter. In addition, the company’s strategic agreement with Unilever has already made its full impact felt, improving the company’s competitive position in Turkey. Simultaneously, the company’s state-of-the-art production site in Turkey serves as regional manufacturing center of Kimberly-Clark diapers, successfully exporting its products to 22 countries in Europe and the Middle East. This activity is expected to continue to expand in 2010, representing an additional growth engine for the company. This integrated activity will continue in accordance with the original strategic plan (GBP) for the 2005 – 2015 period.”

* Source: Nielsen

In Conclusion: What is the Main Business Message of the Hadera Paper Group for the Coming Years?

Mr. Avi Brener: “The Hadera Paper Group has outlined a multi-annual plan for accelerated growth and improved profitability involving several dimensions: expanding and bolstering competitive advantages in core businesses, widening geographic markets, expanding the range of products based on technological and environmentally-friendly products and diversifying the areas of business. In addition to the above, the Group will continue implementing processes of efficiency improvement and purchasing savings in all its companies and areas of activity. These processes have enabled Hadera Paper Group to compensate significantly for price erosion resulting from the global crisis and slowdown in markets. The Group is currently turning its managerial attention to growth-promoting activities. One of the main points of emphasis will be developing and building up new export markets to accelerate growth and diversify the business portfolio to ensure continued improvement of returns to shareholders.”

The foregoing information may contain forward-looking information as defined in the Securities Law, 5728-1968, including forecasts and assessments that are based, inter alia, on data held to date by the Company and on internal Company assessments and expectations. The Company has no certainty whatsoever that its forecasts and/or assessments will be realized, in whole or in part. In addition, the Company’s forecasts and/or assessments may be realized in a different manner due to factors that are beyond the Company’s control, among others